W. John McGuire

+1.202.373.6799

wjmcguire@morganlewis.com

VIA EDGAR

October 28, 2016

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	SPDR® Series Trust: Post-Effective Amendment No. 197 to the Registration Statement Filed on Form N-1A under the Securities Act of 1933 (File Nos. 333-57793 and 811-08839)

Ladies and Gentlemen:

On behalf of our client, SPDR® Series Trust (the “Trust”), we are filing, pursuant to Rule 485(b) under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 197 to the Trust’s Registration Statement on Form N-1A, together with all exhibits thereto (“PEA No. 197”). The purpose of PEA No. 197 is to: (i) incorporate comments received from the Staff to the Trust’s Post-Effective Amendment No. 193 filing, filed on August 26, 2016; (ii) incorporate updated financial information for the fiscal year ended June 30, 2016 and (iii) make other non-material changes to the Trust’s Prospectuses and Statements of Additional Information dated October 31, 2016.

I hereby certify that PEA No. 197 does not contain disclosure that renders it ineligible to be filed under Rule 485(b).

Please contact me at (202) 373-6799 with your questions or comments.

Sincerely,

/s/ W. John McGuire

W. John McGuire

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001